Exhibit 99.1

Stockholm,Sweden	May 27, 2021

Bulletin from the annual general meeting of Calliditas Therapeutics AB (publ)

The following resolutions were passed at Calliditas Therapeutics AB (publ) (“Calliditas”) annual general meeting held today, on May 27, 2021.

Adoption of income statement and balance sheet for the financial year 2020 and discharge from liability

The annual general meeting resolved to adopt the income statement and the consolidated income statement for the financial year 2020 as well as the balance sheet and consolidated balance sheet as of 31 December 2020. The members of the board of directors and the managing director were discharged from liability for the financial year 2020.

Allocation of profit or loss

The annual general meeting resolved, in accordance with the board of directors’ proposal, that no dividend shall be paid for 2020 and that the results of the company shall be carried forward.

Election of board members, auditors, fees to the board of directors and auditors

The annual general meeting resolved, in accordance with the nomination committee’s proposal, that the number of members of the board of directors shall be five without deputies and that the number of auditors shall be one without deputies.

In accordance with the nomination committee’s proposal, Elmar Schnee, Hilde Furberg, Lennart Hansson, Diane Parks and Molly Henderson were re-elected as members of the board of directors for the period until the end of the next annual general meeting. Elmar Schnee was re-elected as the chairman of the board of directors. The audit firm Ernst & Young AB was re-elected auditor of the company for the period until the end of the next annual general meeting, and it was noted that the authorised public accountant Anna Svanberg will continue as auditor in charge.

The annual general meeting further resolved, in accordance with the nomination committee’s proposal and for the time period until the end of the next annual general meeting, that the directors’ fees shall be paid with SEK 850,000 to the chairman of the board of directors and with SEK 300,000 to each of the other members, with SEK 150,000 to the chairman of the audit committee and with 75,000 SEK to the other members of the audit committee as well as with SEK 50,000 to the chairman of the remuneration committee and SEK 25,000 to the other members of the remuneration committee. In addition to the above remuneration, it was determined that board members residing in the United States shall receive an additional amount of SEK 140,000 and that board members residing in Europe, but outside the Nordics, shall receive an additional amount of SEK 50,000. The annual general meeting further resolved, in accordance with the nomination committee’s proposal, that the remuneration to the auditor shall be paid in accordance with approved statement of costs.

Nomination committee for the next annual general meeting

The annual general meeting resolved, in accordance with the nomination committee’s proposal, on principles for appointing the nomination committee. In short, the nomination committee should be composed of the chairman of the board of directors together with one representative of each of the three largest shareholders, based on ownership in the company as of the expiry of the third quarter of the financial year.

Remuneration report

The annual general meeting approved the board of directors’ proposal regarding remuneration report.

Long-term performance-based incentive program for members of the board of directors

The annual general meeting resolved, in accordance with the nomination committee’s proposal, to adopt a new long-term performance-based incentive program for members of the board of directors, including a resolution to issue not more than 32,000 warrants to ensure delivery of shares to participants under the program. The incentive program entails that the members of the board of directors will be granted share awards, free of charge, that can entitle to shares in Calliditas, subject to the fulfilment of certain performance conditions.

Long-term incentive program for the management and key personnel

The annual general meeting resolved, in accordance with the board of directors’ proposal, to adopt a new long-term incentive program for the company’s management and key personnel, including a resolution to issue not more than 1,500,000 warrants to ensure delivery of shares to participants under the program. The incentive program entails that the participants will be granted options which after three years will entitle the holder to the acquisition of shares in the company at a pre-determined exercise price corresponding to 115 per cent of the volume-weighted average price of Calliditas’ share during the ten trading days preceding the granting date.

Authorisation to issue new shares

The annual general meeting resolved, in accordance with the board of directors’ proposal, to authorise the board of directors, at one or several occasions and for the period up until the next annual general meeting, to increase the company’s share capital by issuing new shares. Such share issue resolution may be carried out with or without deviation from the shareholders’ preferential rights and with or without provisions for contribution in kind, set-off or other conditions. The authorisation may only be utilised to the extent that it corresponds to a dilution of not more than 20 per cent of the total number of shares outstanding at the time of the general meeting’s resolution on the proposed authorisation.

Amendment to the articles of association

The annual general meeting resolved, in accordance with the board of directors’ proposal, to amend the articles of association as a result of statutory amendments as well as to introduce a new section whereby the board is enabled to collect powers of attorney and to resolve that the shareholders shall be entitled to exercise their voting rights by post prior to a general meeting.

For further information, please contact:

Mikael Widell, Head of Communications

Email: mikael.widell@calliditas.com

Telephone: +46 703-11 99 60

The information was submitted for publication, through the agency of the contact person set out above, at 6:30 pm CEST on May 27, 2021.

About Calliditas

Calliditas Therapeutics is a biopharma company based in Stockholm, Sweden focused on identifying, developing and commercializing novel treatments in orphan indications, with an initial focus on renal and hepatic diseases with significant unmet medical needs. Calliditas’ lead product candidate, Nefecon, is a proprietary, novel oral formulation of budesonide, an established, highly potent local immunosuppressant, for the treatment of adults with the autoimmune renal disease primary IgA nephropathy (IgAN), for which there is a high unmet medical need and there are no approved treatments. Calliditas has recently read out topline data from Part A of its global Phase 3 study in IgAN and, if approved, aims to commercialize Nefecon in the United States. Calliditas is also planning to start clinical trials with NOX inhibitors in primary biliary cholangitis and head and neck cancer. Calliditas is listed on Nasdaq Stockholm (ticker: CALTX) and the Nasdaq Global Select Market (ticker: CALT). Visit www.calliditas.com for further information.